August 13, 2015

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3628

Attn: Era Anagnosti, Legal Branch Chief

Re:

Merchants Bancshares, Inc.

Registration Statement on Form S-4

Filed July 31, 2015 and Amended on August 13, 2015

File No. 333-206021

Dear Branch Chief Anagnosti:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Merchants Bancshares, Inc. (the “Registrant”) does hereby respectfully request acceleration of the effective time of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. (Washington, DC time) on Monday, August 17, 2015 or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact our legal counsel, Denise J. Deschenes or Nicole B. Jacobson of Primmer Piper Eggleston & Cramer PC at (603) 444-4008 or (802) 864-0880, respectively.

Sincerely,

/s/ Michael R. Tuttle

Michael R. Tuttle

President and Chief Executive Officer

Cc:

Erin Purnell, Esq., U.S. Securities and Exchange Commission (email only)

Denise J. Deschenes, Esq., Primmer Piper Eggleston & Cramer PC (email only)

Nicole B. Jacobson, Esq., Primmer Piper Eggleston & Cramer PC (email only)

J.J. Cranmore, Esq., Cranmore Fitzgerald & Meaney (email only)